Exhibit 99.1

Gold Royalty Reports Strong Second Quarter Revenue

● Approximate 300% increase in both revenue and Total Revenue, Land Agreement Proceeds and Interest* from the same period of 2023.

● Côté royalty, acquired in 2022, commences payments in the second quarter of 2024.

Vancouver, British Columbia – July 22, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce strong second quarter 2024 revenue and Total Revenue, Land Agreement Proceeds and Interest*, driven by the Company’s cornerstone royalties, recent royalty acquisitions and its unique royalty generator model. All amounts are expressed in U.S. dollars unless otherwise noted.

Preliminary Second Quarter 2024 Revenue

Gold Royalty recorded preliminary second quarter 2024 Total Revenue, Land Agreement Proceeds and Interest* of $2.2 million (Revenue of $1.8 million), representing a 298% increase compared to the same period of 2023 and equating to 947 gold equivalent ounces (“GEOs”)*. For the six months ended June 30, 2024, the Company recorded preliminary Total Revenue, Land Agreement Proceeds and Interest* of $6.4 million (Revenue of $4.7 million), representing a 153% increase compared to the comparable 2023 period and equating to 2,967 GEOs*.

In the second quarter of 2024, the Company recorded its first royalty payment from IAMGOLD’s Côté Gold Mine and continued to benefit from its existing cash flowing royalties at the Borborema Project and the Canadian Malartic, Cozamin, and Borden Mines. The Company’s royalty generator model added $0.4 million in land agreement proceeds in the quarter.

As previously disclosed, the company expects to see further growth in Revenue in the second half of 2024 with strong commodity prices, the expected ramp up of Côté towards commercial production in the third quarter of 2024, and the commencement of commercial production at the Vares Project in the fourth quarter of 2024.

The Company remains on track to meet its previously disclosed updated forecast for 2024 of between approximately 6,500 and 7,000 GEOs, which equates to approximately $13 million to $14million in forecasted Total Revenue, Land Agreement Proceeds and Interest.

The 2024 foregoing outlook is based on an assumed gold price of $2,000 per ounce and copper price of $4.25 per pound and on public forecasts, expected development timelines and other disclosure by the owners and operators of the properties underlying our interests and our assessment thereof.

* Total GEOs and Total Revenue, Land Agreement Proceeds and Interest are non-IFRS financial measures. See “Non-IFRS Measures” below.

Second Quarter 2024 Results and Webcast Details

Gold Royalty will release its quarterly financial and operating results for the three and six months ended June 30, 2024, on Tuesday, August 13, 2024, after market close.

An investor webcast will be held on Wednesday, August 14, 2024 starting at 11:00 am ET (8:00 am PT) to discuss these results. Management will be providing an update to interested stakeholders on the Company’s quarterly results including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the investor webcast, please click the link below: https://www.bigmarker.com/vid-conferences/GROY-Q2-Results

A replay of the event will be available on the Gold Royalty website following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future total GEOs and Total Revenues and Land Agreement Proceeds; expectations regarding the operations and/or development of the projects underlying the Company’s royalty interests, including the estimates of the operators thereof;; expectations regarding the Company’s growth; and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 30, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; and (ii) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest reconciliation

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against mineral properties and the gold-linked loan interest. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three and six-months ended June 30, 2024 and 2023, respectively:

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
(in thousands of dollars)	($)	($)	($)	($)
Royalty	943	399	2,005	633
Advance minimum royalty and pre-production royalty	613	25	1,443	356
Land agreement proceeds	401	133	2,453	1,538
Loan interest	258	—	499	—
Total Revenue, Land Agreement Proceeds and Interest	2,215	557	6,400	2,527
Land agreement proceeds credited against mineral properties	(163)	(89)	(1,213)	(1,292)
Loan interest	(258)	—	(499)	—
Revenue	1,794	468	4,688	1,235

GEOs

Total GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable quarter:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended June 30, 2024	2,338	2,215	947
For three months ended June 30, 2023	1,978	557	282
For six months ended June 30, 2024	2,157	6,400	2,967
For six months ended June 30, 2023	1,908	2,527	1,324